EXHIBIT 13.1

TRANSCANADA PIPELINES LIMITED
REFILED RECONCILIATION TO UNITED STATES GAAP

(This amended supplemental note reflects the retrospective application of SFAS No. 160 “Noncontrolling Interests in
Consolidated Financial Statements – an amendment of ARB No. 51” as described in Note 1 herein)

December 31, 2008

AUDITORS’ REPORT ON REFILED RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of TransCanada PipeLines Limited

On February 23, 2009, we reported on the consolidated balance sheets of TransCanada PipeLines Limited as at December 31, 2008 and 2007, and the consolidated statements of income, comprehensive income, accumulated other comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, which are included in the Annual Report on Form 40-F.

In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Refiled Reconciliation to United States GAAP" as included in the Form 40-F. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Chartered Accountants
Calgary, Canada

February 23, 2009 (except as to Note 1 which is as of June 12, 2009)

TRANSCANADA PIPELINES LIMITED
REFILED RECONCILIATION TO UNITED STATES GAAP (1)

The 2008 audited consolidated financial statements of TransCanada PipeLines Limited (TCPL or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which in some respects, differ from United States (U.S.) GAAP.

The effects of significant differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 are described below and should be read in conjunction with TCPL’s audited consolidated financial statements prepared in accordance with Canadian GAAP.

Reconciliation of Net Income and Comprehensive Income

Year Ended December 31 (millions of dollars, except per share amounts)	2008	2007	2006
Income from Continuing Operations in Accordance with Canadian GAAP	1,442	1,232	1,071
U.S. GAAP adjustments:
Net income attributable to non-controlling interests (1)	108	75	56
Unrealized loss/(gain) on natural gas inventory held in storage (2)	32	(25)	-
Tax impact of unrealized loss/(gain) on natural gas inventory held in storage	(11)	8	-
Unrealized gain/(loss) on energy contracts(3)	-	13	(6)
Tax impact of unrealized gain/(loss) on energy contracts	-	(5)	3
Tax recovery due to a change in tax legislation substantively enacted in Canada(4)	-	(12)	-
Other (5)(6)	-	(2)	2
Income from Continuing Operations in Accordance with U.S. GAAP	1,571	1,284	1,126
Net Income from Discontinued Operations – U.S. and Canadian GAAP	-	-	28
Net Income in Accordance with U.S. GAAP	1,571	1,284	1,154
Less: net income attributable to non-controlling interests (1)	(108)	(75)	(56)
Net Income Attributable to Common Shareholders in Accordance with U.S. GAAP	1,463	1,209	1,098

Other Comprehensive Income (Loss) in Accordance with Canadian GAAP	(99)	(187)	-
U.S. GAAP adjustments:
Change in funded status of post retirement plan liability (7)	(49)	(48)	-
Tax impact of change in funded status of post retirement plan liability	10	8	-
Change in equity investment funded status of post retirement plan liability(7)	158	32	-
Tax impact of change in equity investment funded status of post retirement plan liability	(51)	(11)	-
Unrealized loss on derivatives(3)(5)	-	(22)	(35)
Tax impact of unrealized loss on derivatives	-	8	11
Changes in minimum pension liability(7)	-	-	98
Tax impact of changes in minimum pension liability	-	-	(35)
Foreign currency translation adjustment	-	-	(1)
Comprehensive Income in Accordance with U.S. GAAP	1,432	989	1,136

Condensed Balance Sheet in Accordance with U.S. GAAP

(millions of dollars)	December 31, 2008	December 31, 2007
Current assets(2)	4,921	3,172
Long-term investments(3)(6)(7)(8)	5,221	3,568
Plant, property and equipment	22,901	19,225
Goodwill	4,258	2,521
Other assets(7)(9)(10)	3,418	3,448
	40,719	31,934

Current liabilities(4)	6,080	2,980
Deferred amounts(7)(8)	1,789	2,465
Deferred income taxes(2)(3)(6)(7)(9)	2,632	2,707
Long-term debt and junior subordinated notes(10)	16,664	13,423
	27,165	21,575
Shareholders’ equity:
Preferred Shares	389	389
Common shares	8,974	7,089
Non-controlling interests(1)	805	610
Contributed surplus	284	286
Retained earnings(2)(3)(4)(5)(6)	3,771	2,623
Accumulated other comprehensive income(7)(11)	(669)	(638)
	13,554	10,359
	40,719	31,934

Statement of Accumulated Other Comprehensive Income in Accordance with U.S. GAAP(11)

(millions of dollars)	Under-funded Postretirement Plan Liability (SFAS No. 158)	Cumulative Translation Account	Minimum Pension Liability (SFAS No. 87)	Cash Flow Hedges and Other (SFAS No. 133)	Total
Balance at January 1, 2006	-	(89)	(77)	(58)	(224)
Change in minimum pension liability, net of tax expense of $35(7)	-	-	63	-	63
Reversal of minimum pension liability, due to adoption of SFAS 158, net of tax recovery of $6(7)	(14)	-	14	-	-
Change in funding of post retirement plan liability, net of tax recovery of $35(7)	(78)	-	-	-	(78)
Change in equity investment post retirement plan liability, net of tax recovery of $70(7)	(154)	-	-	-	(154)
Unrealized gain on derivatives, net of tax expense of $11(3)	-	-	-	(24)	(24)
Foreign currency translation adjustment, net of tax recovery of $1	-	(1)	-	-	(1)
Balance at December 31, 2006	(246)	(90)	-	(82)	(418)
Foreign currency translation adjustment, net of tax expense of $101	-	(350)	-	-	(350)
Change in gains and losses on hedges of instruments in foreign operations, net of tax expense of $41	-	79	-	-	79
Change in funded status of post retirement plan liability, net of tax recovery of $8(7)	(40)	-	-	-	(40)
Change in equity investment funded status of post retirement plan liability, net of tax expense of $11(7)	21	-	-	-	21
Unrealized loss on derivatives, net of tax expense of $42(3)(5)	-	-	-	70	70
Balance at December 31, 2007	(265)	(361)	-	(12)	(638)
Foreign currency translation adjustment, net of tax recovery of $104	-	571	-	-	571
Change in gains and losses on hedges of instruments in foreign operations, net of tax recovery of $303	-	(589)	-	-	(589)
Change in funded status of post retirement plan liability, net of tax recovery of $10(7)	(39)	-	-	-	(39)
Change in equity investment funded status of post retirement plan liability, net of tax expense of $51	107	-	-	-	107
Unrealized gain on derivatives, net of tax recovery of $60	-	-	-	(83)	(83)
Change in gains and losses on available for sale financial instruments, net of tax of nil	-	-	-	2	2
Balance at December 31, 2008	(197)	(379)	-	(93)	(669)

(1)
Mandatory refiling to comply with Statement of Financial Accounting Standards (SFAS) No.160 “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”:  As required by SFAS 160, the Company has reclassified its non-controlling interests on the income statement and balance sheet. On the balance sheet, non-controlling interests are now presented in the equity section.  On the income statement, consolidated net income includes both the Company’s and the non-controlling interests’ share of net income.  In addition, consolidated net income attributable to the Company and the non-controlling interests are separately disclosed.  This reclassification has been applied retrospectively as required and therefore the Company has refiled its U.S. GAAP reconciliation to comply with this new U.S. GAAP standard.

(2)	In accordance with Canadian GAAP, natural gas inventory held in storage is recorded at its fair value. Under U.S. GAAP, inventory is recorded at lower of cost or market.

(3)
Relates to gains and losses realized in 2006 on derivative energy contracts for periods before they were documented as hedges for purposes of U.S. GAAP and to differences in accounting for physical energy contracts.

(4)
In accordance with Canadian GAAP, the Company recorded current income tax benefits resulting from substantively enacted Canadian federal income tax legislation. Under U.S. GAAP, the legislation must be fully enacted for income tax adjustments to be recorded.

(5)	Represents the amortization of certain hedges that became ineffective at different times under Canadian and U.S. GAAP.

(6)
Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved. After such time, those costs are amortized over the estimated life of the project. Under U.S. GAAP, such costs are expensed as incurred. Certain start-up costs incurred by Bruce Power L.P. (Bruce), an equity investment, were expensed under U.S. GAAP.

(7)
SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status, through other comprehensive income, in the year in which the changes occur.  The amounts recognized in the Company’s balance sheet as at December 31, 2008 are as follows:

December 31 (millions of dollars)	2008	2007
Non-current assets	-	20
Non-current liabilities	(259)	(251)
	(259)	(231)

Pre-tax amounts recognized in Accumulated Other Comprehensive Income (AOCI) are as follows:

	2008			2007			2006
December 31 (millions of dollars)	Pension Benefits	Other Benefits	Total	Pension Benefitss	Other Benefitss	Total	Pension Benefitss	Other Benefitss	Total
Net loss	173	22	195	120	15	135	92	14	106
Prior service cost (credit)	11	4	15	12	14	26	11	(4)	7
	184	26	210	132	29	161	103	10	113

Pre-tax amounts recorded in Other Comprehensive Income were as follows:

	2008			2007
December 31 (millions of dollars)	Pension Benefits	Other Benefitss	Total	Pension Benefitss	Other Benefitss	Total
Amortization of net loss from AOCI to net income	(1)	(1)	(2)	(9)	(1)	(10)
Amortization of prior service cost (credit) from AOCI to net income	(2)	(1)	(3)	(1)	-	(1)
Funded status adjustment	56	(2)	54	38	21	59
	53	(4)	49	28	20	48

The funded status based on the accumulated benefit obligation for all defined benefit pension plans as at December 31, 2008 is as follows:

December 31 (millions of dollars)	2008	2007
Accumulated benefit obligation	1,136	1,244
Fair value of plan assets	1,164	1,358
Funded Status – surplus	28	114

Included in the above accumulated benefit obligation and fair value of plan assets as at December 31, 2008 are the following amounts in respect of plans that are not fully funded:

December 31 (millions of dollars)	2008	2007
Accumulated benefit obligation	149	-
Fair value of plan assets	133	-
Funded Status – (deficit)	(16)	-

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from Accumulated Other Comprehensive Income into net periodic benefit cost over the next fiscal year are $1 million and $1 million, respectively.  The estimated net loss and prior service cost for the other defined benefit postretirement plans that will be amortized from Accumulated Other Comprehensive Income into net periodic benefit cost over the next fiscal year is $2 million and $1 million, respectively.

The rate used to discount pension and other post-retirement benefit plan obligations was based on a yield curve from Moody’s corporate AA bond yields at December 31, 2008 developed by the Company’s third party actuary. This yield curve is used to develop spot rates that vary based on the duration of the obligations. The estimated future cash flows for the pension and other post retirement obligations were matched to the corresponding rates on the yield curve to derive a weighted average discount rate.

(8)
Under Canadian GAAP, the Company accounts for certain investments using the proportionate consolidation basis whereby the Company’s proportionate share of the assets, liabilities, revenues, expenses and cash flows are included in the Company’s financial statements.  U.S. GAAP does not allow the use of proportionate consolidation and requires that such investments be recorded on an equity accounting basis.  Information on the balances that have been proportionately consolidated is located in Note 8 to the Company’s 2008 audited consolidated annual financial statements.  As a consequence of using equity accounting for U.S. GAAP, the Company is required to reflect an additional liability of $51 million at December 31, 2008 (December 31, 2007 - $21 million) for the estimated fair value of certain guarantees related to debt and other performance commitments of the joint venture operations that were not required to be recorded when the underlying liability was reflected on the balance sheet under the proportionate consolidation method of accounting.  The distributed earnings from long-term investments for the year ended December 31, 2008 were $295 million (2007 - $376 million; 2006 - $494 million).  The undistributed earnings from long-term investments for the year ended December 31, 2008 were $892 million (2007 - $821 million; 2006 - $836 million).

(9)
Under U.S. GAAP, the Company is required to record a deferred income tax liability for its cost-of-service regulated businesses. As these deferred income taxes are recoverable through future revenues, a corresponding regulatory asset is recorded for U.S. GAAP purposes.

(10)	In accordance with U.S. GAAP, debt issue costs are recorded as a deferred asset rather than being included in long-term debt as required by Canadian GAAP.

(11)
At December 31, 2008, Accumulated Other Comprehensive Income in accordance with U.S. GAAP is $197 million higher than under Canadian GAAP.  The difference relates primarily to the accounting treatment for defined benefit pension and other postretirement plans.

Fair Value Measurements

The Company adopted the provisions of SFAS No. 157, “Fair Value Measurements” (SFAS No. 157) for its financial assets and liabilities measured at fair value on a recurring basis effective January 1, 2008.  The statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the U.S. Financial Accounting Standards Board (FASB) issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157”, which delayed the effective date of SFAS No. 157 for all non-financial assets and liabilities that are measured at fair value on a non-recurring basis, until fiscal years beginning after November 15, 2008. These non-financial items include assets and liabilities such as non-financial assets and liabilities assumed in a business combination, reporting units measured at fair value in a goodwill impairment test and asset retirement obligations initially measured at fair value.

Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the ‘exit price’) in an orderly transaction between market participants at the measurement date.

The Company’s financial assets and liabilities that are recorded at fair value on a recurring basis have been categorized into one of three categories based upon a fair value hierarchy in accordance with SFAS No. 157.  Fair values of assets and liabilities included in Level I are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level II include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly.   This includes comparisons with similar instruments that have observable market prices, option pricing models and other valuation techniques commonly used by market participants, which may require the use of assumptions about the amount and timing of estimated future cash flows and discount rates.  In making these assumptions, the Company looks primarily to readily observable external market input factors such as interest rate yield curves, currency rates, and price and rate volatilities as applicable.  Level III valuations are based on inputs that are unobservable and significant to the overall fair value measurement.   TCPL does not have any assets or liabilities that are included in Level III.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 are categorized in accordance with SFAS No. 157 as follows:

(millions of dollars)	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)	Significant unobservable inputs (Level III)	Total
Derivative Financial Instruments Held for Trading:
Assets	130	254	-	384
Liabilities	(127)	(347)	-	(474)
Derivative Financial Instruments in Hedging Relationships:
Assets	42	150	-	192
Liabilities	(100)	(545)	-	(645)
Non-Derivative Financial Instruments Available for Sale:
Assets	24	-	-	24
Liabilities	-	-	-	-
Total	(31)	(488)	-	(519)

Income Taxes

The income tax effects of differences between the accounting value and the tax value of assets and liabilities are as follows:

December 31 (millions of dollars)	2008	2007
Deferred Tax Liabilities
Difference in accounting and tax bases of plant, equipment and power purchase arrangements	2,182	1,763
Taxes on future revenue requirement	387	433
Investments in subsidiaries and partnerships	313	443
Unrealized foreign exchange gains on long-term debt	14	110
Pension benefit	6	11
Other comprehensive income	-	8
Other	81	95
	2,983	2,863
Deferred Tax Assets
Deferred amounts	119	45
Other post-employment benefits	38	25
Other comprehensive income	62	22
Non-capital loss carry-forwards	24	-
Unrealized foreign exchange losses on long-term debt	77	-
Other	108	77
	428	169
Less: Valuation allowance	77	13
	351	156
Net deferred tax liabilities	2,632	2,707

TCPL adopted FASB Financial Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), January 1, 2007.  The implementation of the provisions under FIN 48 did not have a material impact on the U.S. GAAP financial statements of the Company and no adjustment to the beginning balance of retained earnings was required due to the adoption of FIN 48.

Below is the reconciliation of the annual changes in the total unrecognized tax benefit.

December 31 (millions of dollars)	2008	2007

Unrecognized tax benefits, beginning of year	70	80
Gross increases – tax positions in prior years	13	9
Gross decreases – tax positions in prior years	(1)	(11)
Gross increases – current year positions	18	9
Settlements	(19)	(6)
Lapses of statute of limitations	(3)	(11)
Unrecognized tax benefits, end of year	78	70

TCPL expects the enactment of certain Canadian Federal tax legislation in the next twelve months which is expected to result in a favourable income tax adjustment of approximately $12 million.  Otherwise, subject to the results of audit examinations by taxing authorities and other legislative amendments, TCPL does not anticipate further adjustments to the unrecognized tax benefits during the next twelve months that would have a material impact on its financial statements.

TCPL and its subsidiaries are subject to either Canadian federal and provincial income tax, U.S. federal, state and local income tax or the relevant income tax in other international jurisdictions. The Company has substantially concluded all Canadian federal and provincial income tax matters for the years through 2003. Canadian federal income tax returns for years 2004 and 2005 are currently under examination by the Canada Revenue Agency, which has not proposed any significant adjustments.  Substantially all material U.S. federal income tax matters have been concluded for years through 2004 and U.S. state and local income tax matters through 2002.

TCPL’s continuing practice is to recognize interest and penalties related to income tax uncertainties in income tax expense.  Included in net tax expense for the year ended December 31, 2008 is $10 million for interest and nil for penalties (December 31, 2007- $1 million for interest and nil for penalties). At December 31, 2008, the Company had $24 million accrued for interest and nil accrued for penalties (December 31, 2007- $14 million accrued for interest and nil accrued for penalties).

Other

In February 2007, FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”, which allows an entity to choose to measure many financial instruments and certain other items at fair value for fiscal years beginning on or after November 15, 2007. TCPL’s U.S. GAAP financial statements were not materially impacted by SFAS No. 159.

In December 2007, FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” and SFAS No. 141(R) “Business Combinations” both of which are effective for annual periods beginning after December 15, 2008. SFAS No. 160 requires that third party ownership interests in subsidiaries be presented separately in the equity section of the balance sheet.  In addition, the income attributable to the non-controlling interest will now be included in consolidated net income and will be deducted separately at the bottom of the income statement.  SFAS No.141(R) requires that most identifiable assets, liabilities (including obligations for contingent consideration), non-controlling interests and goodwill be recorded at “full fair value”.  Also, for step acquisitions, the acquirer will be required to re-measure its non-controlling equity investment in the acquiree at fair value as of the date control is obtained and recognize any gain or loss in income.  The Company will adopt these standards on January 1, 2009.  Refer to Note 1 for impact on refiled December 31, 2008 financial statements.

In March 2008, FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”, which is effective for fiscal years beginning after November 15, 2008.  SFAS No. 161 expands the disclosure requirements for derivative instruments and hedging activities with respect to how and why entities use derivative instruments, how they are accounted for under SFAS No. 133 and the related impact on financial position, financial performance and cash flows.  TCPL does not expect a material affect on its financial disclosures as a result of adopting this standard on January 1, 2009.

In May 2008, FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles” which codifies the sources of accounting principles and the related framework to be utilized in preparing financial statements in conformity with U.S. GAAP.  TCPL’s U.S. GAAP financial statements are not expected to be impacted by this standard.

In October 2008, FASB issued Staff Position No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, which clarifies the application of SFAS No. 157 in a market that is not active. This Staff Position is effective upon issuance and the Company’s U.S. GAAP financial statements were not impacted by this standard.

In December 2008, FASB issued Staff Position No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”, which requires more detailed disclosures regarding the employers’ plan assets, concentrations of risk within plan assets and valuation techniques used to measure the fair value of plan assets. This Staff Position will be effective for fiscal years ending after December 15, 2009. The Company will adopt these standards for its 2009 year-end reporting.